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                             [NCD LETTERHEAD]

                                               NETWORK COMPUTING DEVICES, INC.
                                                     350 North Bernardo Avenue
                                                       Mountain View, CA 94043
                                                              Tel 650/694-0650
                                                              Fax 650/691-2754
                                                               Web www.ncd.com

May 29, 1998


Dear Shareholder:

     The shareholders of Network Computing Devices, Inc. (the "Company") voted to adjourn our Annual Shareholders Meeting to June 19, 1998, to postpone the vote on the proposal concerning the Company's reincorporation in the State of Delaware.

     The reason for postponing the vote on this proposal is that only about fifty percent (50%) of the beneficial owners of the Company's outstanding shares have cast votes for this important proposal. As of today, approximately eighty percent (80%) of the shareholders who have voted for Proposal Number 2 have voted in favor of this proposal. Consequently, the vote of this proposal has been postponed to allow additional time for our shareholders to consider this proposal.

     According to our latest records, we have not received a vote representing your shares. Regardless of the number of shares you own, it is important that they are represented at the meeting. If you have not previously returned your proxy card, please take a moment to sign, date and mail the enclosed duplicate proxy card in the return envelope provided or simply utilize the 800 number provided for your convenience.

     If you have already returned your proxy card, please disregard this letter and accept our thanks.

Very truly yours,



Robert G. Gilbertson
President and Chief Executive Officer